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Focus Accelerates Purchase of 70% of JPQ, Owners of Bayovar 12 Phosphate Project, via arrangement of a Credit Facility

March 10, 2015; Vancouver, Canada:  Focus Ventures Ltd. (TSXV:FCV “Focus” or  the “Company”) is pleased to report on several transactions that will allow it to purchase 70% of Juan Paulo Quay S.A.C. (“JPQ”), the title holder of the Bayovar 12 concession in Peru, and provide immediate funding for its ongoing operations including the Preliminary Economic Assessment study.

Acquisition of 70% of JPQ

The Company’s Peruvian subsidiary, Agrifos Peru S.A.C. has signed a purchase agreement with the shareholders (the “Vendors”) of JPQ, titleholder of the Bayovar 12 concession, whereby the Company will pay to the Vendors US$4.0 million to purchase an outright 70% interest in shares of JPQ (the “Bayovar Interest”), and thereby cancelling its previously granted option agreement to earn such interest.  The terms of the purchase agreement are as follows:

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the Company will purchase the Bayovar Interest by paying US$4 million cash to the Vendors;

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the Company will commit to spending a minimum of US$14 million in development of the Project, without dilution to the Vendors’ remaining 30% interest;

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if after spending US$14 million, further funding is needed to determine the viability of a phosphate operation, the Company will make additional expenditures of up to US$4 million of which 30% will be treated as a loan to the Vendors;

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the Company has agreed to complete a pre-feasibility study by December 31, 2015 or else a US$500,000 penalty payment will be due to the Vendors, plus additional $500,000 penalty payments for each additional year that the study is not completed, to a maximum of US$2,000,000 in penalty payments;

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port and loading services for the future export of phosphate rock will be provided by the Vendors at commercial rates at the JPQ Maritime Terminal located 40km west of the Bayovar 12 Project;

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the Vendors will maintain responsibility for gypsum operations on the concession until the completion of the pre-feasibility study; and

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the Company will retain a right of first refusal for the purchase of the Vendors’ 30% interest in JPQ.

Loan Facility

In order to provide funding for the purchase of the Bayovar Interest and for further advancement of the Bayovar 12 Project, the Company has executed a Term Sheet with Sprott Resource Lending Partnership (the “Lender”) in respect of a US$5.0 million secured loan facility (the “Facility”).

The Facility is subject to a number of conditions, including among other things completion of non-technical due diligence, completion of loan documentation, approval by the Lender’s partners, and approval by the TSX Venture Exchange.  Focus and the Lender are targeting satisfaction of the conditions precedent and first draw down of the Facility on or about 25 March, 2015.

Key terms of the Facility are:

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Facility amount of US$5.0 million, with an interest rate of 12% per annum;

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Facility to be repaid by September 30, 2016;

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Repayable prior to maturity, in full or in part, at the option of Focus, provided a minimum of 6 months of interest has been paid; and

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Structuring fee of US$75,000 cash, a drawdown fee equal to 2.5% of the amount drawn, and a commitment fee (“Commitment Fee”) of 1,250,000 warrants to purchase shares of Focus exercisable for five years at a 30% premium to market.

In addition, Focus has agreed to an exclusivity period through April 27, 2015, where it is restricted from engaging in discussions with alternate finance providers.  Should Focus elect not to proceed with the Facility (in a situation where the Lender is prepared to complete the closing and advance the Facility), Focus is required to pay a fee to the Lender equal to 50% of the Commitment Fee.

The securities referred to in this news release have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.  This news release shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities.  Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

Sprott Resource Lending Partnership is a natural resource lender focused on providing financing to mining and oil and gas companies.  In July 2013, Sprott Inc. completed the acquisition of Sprott Resource Lending Partnership which now operates as a subsidiary of Sprott Inc.

Royalty Sale

In order for the Company to continue funding the Bayovar 12 Project through its current operations and engineering studies, it has agreed to sell to Radius Gold Inc. (“Radius”) (TSXV: RDU) a royalty equal to 2% on the Company’s 70% interest in future phosphate production from the Bayovar 12 concession for the sum of US$1.0 million.  The Company will have the right for 12 months to buy back one-half of the royalty for US$1.0 million.  If Radius decides to sell any of its royalty interest in the future, the Company will retain a first right of refusal.

Focus and Radius have two common directors, and the transaction is subject to TSX Venture Exchange approval.

About Focus

Focus is an exploration and development company with two main assets, both located in Peru.

The Aurora porphyry copper-molybdenum property located in the Department of Cusco, which it is developing in a joint venture with Daewoo International Corporation, and the Bayovar 12 phosphate deposit located in the Sechura district of Northern Peru.

Phosphate rock is a raw material for fertilizers and vital to world food production.  Focus is acquiring and developing quality phosphate projects in Latin America where the discovery and development of new deposits is becoming increasingly important given the growing demand and limited local supply of phosphate for fertilizer production.  For further information, please call 604-630-5544 or visit our web site www.focusventuresltd.com.

ON BEHALF OF THE BOARD

David Cass, President

Symbol: TSXV-FCV

Shares Issued: 76.8-million

Contact:  Ralph Rushton

Tel: (604) 630-5544;  Fax: (604) 682-1514

Email: info@focusventuresltd.com

Website: www.focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Company’s proposed acquisition of the Bayovar Interest, the proposed Facility, and the proposed royalty sale.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, receipt of stock exchange approval to the proposed Facility and royalty sale; completion of the proposed transactions; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company will complete the Facility, draw down the funds, and complete the acquisition of the Bayovar Interest; that the Company will complete the Royalty Sale; that the Company’s stated goals and planned exploration and development activities for the Bayovar 12 project will be achieved; and that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.